Exhibit 3.251

Commonwealth of Virginia

State Corporation Commission

Articles of Entity Conversion of

Burlington Coat Factory Warehouse of Virginia, Inc.

Filed:3/21/06

1. The name of the corporation immediately prior to the filing of these articles of entity conversion is Burlington Coat Factory Warehouse of Virginia, Inc. The corporation shall convert to a Virginia limited liability company and its name shall be Burlington Coat Factory of Virginia, LLC.

2. Attached hereto as Annex A and made a part hereof is the Plan of Conversion.

3. The Plan of Conversion was adopted by the unanimous consent of the shareholders.

Burlington Coat Factory Warehouse of Virginia, Inc.

/s/ Paul C. Tang

Commonwealth of Virginia

State Corporation Commission

Articles of Organization of a

Domestic Limited Liability Company

The name of the limited liability company is Burlington Coat Factory of Virginia, LLC

The name of the limited liability company’s initial registered agent is Corporation Service Company

The registered agent is:

a domestic or foreign stock or nonstick corporation, limited liability company or registered limited liability partnership authorized to transact business in Virginia.

The limited liability company’s initial registered office address, including the street and number, if any, which is identical to the business office of the initial registered agent, is 11 South 12th Street, P.O. Box 1463, Richmond, VA 23218 which is physically located in the city of Richmond.

The limited liability company’s principal office address, including the street and number, if any, is 1830 Route 130 North, Burlington, New Jersey 08016

/s/ Cindy Rashed Reilly
March 13, 2006